LEADING INDEPENDENT ADVISORY FIRM ISS RECOMMENDS SHAREHOLDERS OF
KIRKLAND LAKE GOLD AND NEWMARKET VOTE FOR THE PROPOSED PLAN OF
ARRANGEMENT

Toronto, Ontario and Vancouver, British Columbia – (Marketwired – November 9, 2016) – Kirkland Lake Gold Inc. ("Kirkland Lake Gold") (TSX:KLG) and Newmarket Gold Inc. ("Newmarket") (TSX:NMI)(OTCQX:NMKTF) are pleased to announce Institutional Shareholder Services Inc. ("ISS"), the leading independent proxy advisory firm that provides voting recommendations to institutional investors, has recommended that shareholders of each company vote in favour of the proposed plan of arrangement dated September 29th, 2016 to merge the two companies (“Business Combination”).

ISS has recommended that both Kirkland Lake Gold and Newmarket shareholders vote FOR the respective resolutions relating to the plan of arrangement for a number of reasons, including the fact “the arrangement makes strategic sense” for both companies “as it will result in the creation of a larger, more diversified company with a portfolio of high-quality assets, while the Combined Company will have a stronger financial position and greater cash resources” than Kirkland Lake Gold or Newmarket alone.

In connection with the Business Combination, shareholders of Kirkland Lake Gold will receive 2.1053 Newmarket shares (on a pre-consolidated basis) for each Kirkland Lake Gold share held which will be approximately one Newmarket share on a post-consolidation basis. Pursuant to the consolidation, shareholders of Newmarket will receive 0.475 of a post-consolidation share for every one pre-consolidation share of Newmarket held.

Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43% of the combined company, respectively, on a fully-diluted in-the-money basis. Management of both companies believes that the Business Combination will provide shareholders with significant benefits to each that would not be available if each company remained as a standalone entity.

Shareholders of Kirkland Lake Gold and Newmarket are encouraged to read the Joint Management Information Circular, a copy of which is available under their respective profiles on the SEDAR website (www.sedar.com).

How To Vote

Shareholders must vote their proxy before 10:00 a.m. (Toronto time) on November 23, 2016.

Kirkland Lake Gold shareholders with questions or who need help voting are encouraged to contact Kingsdale Shareholder Services at 1-877-659-1824 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or e-mail at contactus@kingsdaleshareholder.com.

Newmarket shareholders with questions or who require assistance with voting, should contact Laurel Hill Advisory Group, at 1-877-452-7184 toll-free, or 1-416-304-0211 (for collect calls outside North America) or by e-mail at assistance@laurelhill.com.

About Kirkland Lake Gold

Kirkland Lake Gold is an intermediate gold producer with assets in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. Kirkland Lake Gold is currently targeting annual gold production of between 280,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

Kirkland Lake Gold is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer with quality assets in safe mining jurisdictions.

About Newmarket

Newmarket is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. Newmarket is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

CONTACT INFORMATION

Kirkland Lake Gold

Media:
Ian Robertson, Kingsdale Shareholder Services
Executive Vice President, Communication Strategy
Direct: +1 416-867-2333; Mobile: +1 647-621-2646
irobertson@kingsdaleshareholder.com

Investors:
Suzette N Ramcharan, CPIR
Kirkland Lake Gold Inc.
Director of Investor Relations
Direct: +1 647-361-0200; Mobile: +1 647-284-5315
sramcharan@klgold.com

Newmarket

Ryan King
VP, Investor Relations
+1 778-372-5611
rking@newmarketgoldinc.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold and Newmarket with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed transaction will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (ii) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the transaction and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s and Newmarket’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold and Newmarket believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Newmarket to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Newmarket and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including the Joint Management Information Circular and Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold and Newmarket have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold and Newmarket do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.